

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 26, 2017

Via E-mail
Mr. Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House
Millennium Way
Chesterfield
Derbyshire, S41 8ND
United Kingdom

>   **Re: Mallinckrodt plc**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed November 29, 2016**
>   **File No. 001-35803**

Dear Mr. Harbaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended September 30, 2016 Compared with Fiscal Year Ended September 25, 2015
Non-Operating Items, page 47

1. It is unclear from your disclosure in the last paragraph on page 47 why you have income tax benefits in each of fiscal 2016 and 2015 greater than pre-tax income from continuing operations. Please tell us how this is possible and whether and, if so, how this phenomenon is sustainable. In this regard, even with income tax planning, one generally expects to pay income taxes on profitable operations in the long-run. Further, the $249.3 million tax benefit in fiscal 2016 associated with the rate difference between U.K. and non-U.K jurisdictions (and the comparable $152.9 million benefit in fiscal 2015) is

merely a reconciling item between the rate expected at the domestic statutory rate and your ultimate effective rate, and neither it nor the related disclosure on page 90 in Note 7 Income Taxes provide enough insight to fully understand the phenomenon identified above.

Commitments and Contingencies
Contractual Obligations, page 58

2. Please tell us why you do not include your milestone and royalty obligations associated with licenses and collaboration agreements in your table or the discussions that follow.

Notes to Consolidated Financial Statements
Note 11: Goodwill and Intangible Assets
Goodwill Impairment Analysis, page 96

3. Please tell us the magnitude of the excess of the fair value of your Specialty Brands reporting unit over its carrying value at your last testing date and your consideration for disclosing whether this reporting unit is at risk of failing step one of the impairment test.

Note 18: Commitments and Contingencies
Governmental Proceedings, page 111

4. Please tell us why you do not appear to provide disclosure explaining why you cannot reasonably estimate the possible loss or range of loss for these matters as stipulated in your March 11, 2016 response to comment 4 of our February 29, 2016 letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance